Monte Oscuro	16th Street, Rio Abajo
Panama, Republic de Panama

March 17, 2014

To:	Mara Ransom, Assistant Director
Or Dean Brazier, Staff Attorney
Or Lisa Kohl, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Artesanias Corp.
Registration Statement on Form S-1
Filed February 4, 2014
File No.: 333-193736

Dear Ms. Ransom:

Artesanias Corp., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated March 4, 2014 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on February 4, 2014.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Registrant has not provided any written communication to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.  Additionally, no research reports about the Registrant have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer, as there are neither participating in the offering.  If any such materials were to be used in the future in connection with the offering, the Registrant will provide copies of such materials to the Staff, supplementally.

2.

We note your statement in the prospectus that you are not a blank check company. However, it still appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

•

your disclosure indicates that you are a development stage company issuing penny stock;

•

you do not appear to have an office or place of business other than that provided by your sole officer and director;

•

you have not commenced operations and it is unclear whether you will be able to do so within the next 12 months;

United States Securities and Exchange Commission

Re: Artesanias Corp.

March 17, 2014

•

you have a net loss of $600 to date and you have not generated any revenues to date;

•

you did not have any assets as of December 31, 2013; and

•

your registration statement contains very general disclosure related to the nature of your business and business plan.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

The Registrant believes that Rule 419 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), should not be applied to the Registration Statement.  As stated by the Commission, Securities Act Release No. 33-6932 provides for the scrutiny of “attempts to create the appearance that the registrant…has a specific business plan.”  Rule 419(a) provides that Rule 419 applies to registration statements filed under the Securities Act relating to offerings by blank check companies.  A “Blank check company” is defined under Rule 419(a)(2)(i) as a company that, in part, is a “development stage company that…has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.”

The Registrant acknowledges it is a development stage company, plans to issue stock at a price less than $5.00 per share, utilizes office space provided by an officer and director, has not yet materially begun its planned principal operations, has not generated any revenues and had no assets as of December 31, 2013.  However, the Registrant has a defined business plan, as set further delineated in the amended registration statement, to sell handmade native Panamanian crafts.  Additionally, subsequent to the period reported in the audited financial statements, the Registrant’s founder contributed cash in the amount of $20,000 to satisfy the Registrant’s interim financing requirements until the Registrant is able to secure additional financing via the registration statement filed with the Commission.  Further, it should be noted that the Registrant affirms it is in continued pursuit of its business objectives and has no plans to engage in a merger or acquisition.  There, the Registrant believes that Rule 419 is not applicable.

Cover Page of the Registration Statement

3.

Please include a note to the registration fee table indicating the provision of Rule 457 under the Securities Act, as amended, on which you relied in calculating the registration fee. Please refer to Form S-1.

The cover page of the registration statement has been revised, accordingly.

Prospectus Cover Page

4.

Please disclose the net proceeds from the offering for both the minimum and maximum amounts of the offering. Refer to Item 501(b)(3) of Regulation S-K.

The Registrant does not intend to utilize an underwriter or broker in connection with the proposed offering and no underwriting discounts or commissions will be paid.  As such, the net proceeds from both the anticipated minimum and maximum offering amounts are anticipated to be those previously disclosed.  The Registrant has revised the disclosure, however, to clarify that the proceeds to be received by the Registrant are, in fact, net proceeds.

5.

We note your statement that you do not “plan” to use the prospectus before the effective date. Please advise us of the circumstances in which you would use the prospectus before the effective date of the registration statement.

United States Securities and Exchange Commission

Re: Artesanias Corp.

March 17, 2014

The disclosure in the registration statement has been revised to read, “Artesanias Corp. will not use this offering prospectus before the effective date” (emphasis added).

Prospectus Summary and Risk Factors, page 4

The Company, page 4

6.

Please disclose in this section that you have one employee, and that he will contribute approximately 20 hours per week to the development of your business, as you state elsewhere in your prospectus.

The registration statement has been revised, accordingly.

7.

We note your statement that “[you] sell arts and crafts hand-made by the Indigenous tribes of Panama.” Please clarify here and throughout the registration statement that you plan to sell arts and crafts hand-made by the Indigenous tribes of Panama, as it does not appear that you have yet commenced operations, obtained inventory, or generated revenue. Please ensure that in each instance in which you describe your proposed operations it is clear that the operations described represent your plans only, and that there is no guarantee that you will commence operations as described. Please also state in this section that you have not yet obtained any inventory of the products that you plan to sell.

The registration statement has been revised to ensure consistency regarding our proposed operations.

The Offering, page 5

8.

You state the offering shall terminate “when the sale of a minimum of 1,250,000 shares is completed.” However, the preceding paragraph and the rest of the registration statement indicate that 1,500,000 shares is the minimum number of shares to be sold in the offering. Please revise this statement to clarify, if true, that one of the scenarios in which the offering will terminate is when the maximum number of shares offered (3,000,000) have been sold, or advise.

The registration statement has been revised, accordingly.

Risk Factors, page 7

9.

Please include a risk factor regarding the level of ownership that Mr. Soto will retain following the offering and the likelihood that he will be able to control the company following the offering. In this regard, we note that it appears he will continue to own 50% of the company if the maximum number of shares offered are sold, and that he will own 75% of the company if the minimum offering level is achieved.

The registration statement has been revised to include a risk factor on page 9: “Investors will have limited control over decision-making because Jose Soto, our sole officer and director, controls the majority of our issued and outstanding common stock.”

Use of Proceeds, page 13

10.

We note your statement that, “[w]ithout realizing the minimum offering proceeds of $22,500, [you] will not be able to commence planned operations and implement [your] business plan.” Please clarify here that if you are unable to realize the minimum offering proceeds, you will not receive any proceeds from the offering and subscriptions will be returned to investors, as you state elsewhere in the prospectus.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission

Re: Artesanias Corp.

March 17, 2014

11.

We note your statement that the proceeds listed under “Use of Net Proceeds” are listed in the order of priority of each such use of proceeds. However, in your Plan of Operation section on page 35, you indicate that proceeds will be used differently than the order in which they are listed in the table in this section. For example, in the Plan of Operations section you indicate that proceeds will first be utilized to build a website. Please revise this section and your Plan of Operation sections for consistency, as applicable.

The registration statement disclosure has been revised to read, as follows: “The table below lists intended uses of proceeds indicating the amount to be used for each purpose and the priority of each purpose, if all of the securities are not sold.”

Dilution, page 14

12.

Please revise the computation of net tangible book value per share after the offering to reflect the impact of offering expenses on the assumed proceeds of the offering.

The dilution computation has been revised, accordingly.

Description of Securities, page 16

13.

We note your statement that in the opinion of your legal counsel, “all shares of common stock now outstanding are fully paid for and nonassessable.” It does not appear that counsel has opined on such matter in the legal opinion filed as Exhibit 5.1. Please advise or delete this statement.

The disclosure on page 17 has been revised to state, “In the opinion of our legal counsel, all shares of common stock which are the subject of this offering, when sold, will be fully paid for and non assessable.”

Description of Business, page 17

Business Development and Summary, page 17

14.

Please briefly elaborate upon the “development and start-up activities” that you have initiated.

The registration statement has been revised, accordingly.

Principal Products and Principal Markets, page 18

15.

We note that you plan to target collectors of authentic Panamanian crafts and prior purchasers of Panamanian products. Please briefly elaborate upon how you plan to identify such prospective customers.

The Registrant advises the Commission that it intends to use social media profiling in order to target potential customers.  For example, the Registrant plans to use Facebook’s marketing tools to identify and target specific demographic groups, based upon their penchant for merchandise similar to the Panamanian crafts the Registrant plans to offer.

Distribution Methods of the Products, page 19

16.

Please describe how prospective customers will receive any products that they purchase on your website. In doing so, please clarify whether you plan to purchase products and hold inventory, and if so, where you plan to hold any such inventory. Please also disclose which party is responsible for the cost of shipping products from you to your prospective customers.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission

Re: Artesanias Corp.

March 17, 2014

Industry Background and Competition, page 19

17.

We note your statement that you “can thrive by establishing deep purchasing relationships with the regional tribes and marketing the hand-crafted pieces across a broad geographic region.” Please revise to clarify that this is your belief, as it does not appear that there is any guarantee that you will thrive.

The registration statement has been revised, accordingly.

Management’s Discussion and Plan of Operation, page 34

Results of Operations for the period December 31, 2013 (Inception) to December 31, 2013, page 34

18.

We note that management expects to “experience net cash out-flows for at least the next 12 months, given the developmental nature of [y]our business.” Please disclose the projected rate of negative cash flow per month that underlies your assessment. Additionally, please disclose the period of time that available cash can sustain such operations.

The registration statement has been revised, accordingly.

Plan of Operation, page 35

19.

We note your statement that you “believe that [you] will raise sufficient capital to establish [your] base of operations and initiate [your] business objectives.” Please provide us with the basis for your belief in this regard, or remove this statement.

The registration statement has been revised to remove the statement.

Background of Directors, Executive Officers, Promoters and Control Persons, page 37

20.

We note your disclosure that in his spare time Mr. Soto is an entrepreneur and sells Panamanian crafts which he makes himself or purchases from other artists. Please revise the prospectus to clarify whether you plan to sell crafts made by Mr. Soto. Please also advise us whether Mr. Soto’s other business activities could create a conflict of interest with the activities conducted by you, and revise the prospectus as applicable.

The Registrant intends to evaluate the artisans on a case-by-case basis and has not yet determined whether it will sell crafts made by Mr. Soto.  Without a website or funds available to purchase inventory, the Registrant has not yet undertaken this activity and has not yet formulated an official policy for the resolution of potential conflicts of interest.  The Registrant has added a risk factor, “Our sole officer and director is engaged in a business substantially similar to ours, which could result in conflicts of interest,” to page 8 of the amended registration statement.  In addition, the Registrant has added disclosure to the section “Certain Relationships and Related Transactions,” on page 40 of the registration statement, to address these potential conflicts.

Security Ownership of Certain Beneficial Owners and Management, page 38

21.

Please include a column in the beneficial ownership table that sets forth the amount and percentage of shares owned by Mr. Soto after the offering assuming the minimum number of shares offered are sold.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission

Re: Artesanias Corp.

March 17, 2014

In connection with the Registrant’s responding to the comments set forth in the SEC Letter, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Jose Soto at tel: (+52) (33) 8421-6969.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Jose Soto

Jose Soto

President

Enclosures